SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 17)*

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

521863308

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,415,428
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,415,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,415,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,755,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,755,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,382,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,382,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,382,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,382,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,382,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,382,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,755,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,755,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 521863308	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,533,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,533,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,533,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,533,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,533,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,533,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 521863308	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,639,057
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,639,057
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,639,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 10 of 17 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 16, the Schedule 13D filed on August 26, 2004 (the “Original Schedule 13D”), which was amended and restated on December 19, 2007 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on December 20, 2007 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on December 21, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on December 24, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on January 31, 2008 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on June 1, 2009 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on June 4, 2009 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 4, 2009 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 16, 2010 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on August 9, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on August 11, 2011 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on August 12, 2011 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on August 17, 2011 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on August 18, 2011 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on December 2, 2011 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), and on January 10, 2013 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16” and, together with the Original Schedule 13D and Amendment No. 1 through Amendment No. 15, the “Schedule 13D”) and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leap Wireless International, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 16.

Page 11 of 17 Pages

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

The information set forth in Item 6 below is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, which disclosed that there were 79,045,864 shares of Common Stock outstanding as of
April 22, 2013.

(a) (i) Master Account may be deemed the beneficial owner of 353,420 shares of Common Stock held for its own account (approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed the beneficial owner of 42,514 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed the beneficial owner of 395,934 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 353,420 shares of Common Stock held for the account of Master Account and (B) 42,514 shares of Common Stock held for the account of Capital Partners (100).

Page 12 of 17 Pages

(iv) Institutional Partners II may be deemed the beneficial owner of 3,340,378 shares of Common Stock held for its own account (approximately 4.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Partners IIA may be deemed the beneficial owner of 8,415,428 shares of Common Stock held for its own account (approximately 10.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Advisors II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 14.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,340,378 shares of Common Stock held for the account of Institutional Partners II and (B) 8,415,428 shares of Common Stock held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed the beneficial owner of 11,382,129 shares of Common Stock held for its own account (approximately 14.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors III may be deemed the beneficial owner of 11,382,129 shares of Common Stock (approximately 14.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 11,382,129 shares of Common Stock held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 395,934 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 14.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xi) Fund Management may be deemed the beneficial owner of 23,533,869 shares of Common Stock (approximately 29.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(xii) MHR Holdings may be deemed the beneficial owner of 23,533,869 shares of Common Stock (approximately 29.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed the beneficial owner of 23,639,057 shares of Common Stock (approximately 29.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as

Page 13 of 17 Pages

the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 4,952 shares of restricted stock, (C) 40,200 shares of Common Stock that can be obtained upon the exercise of certain non-qualified stock options and (D) 60,036 shares of Common Stock held directly.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

Page 14 of 17 Pages

(ix) MHRC may be deemed to have (x) the sole power to direct the disposition of the 395,934 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 395,934 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(x) MHRC II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above.

(xi) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(xii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(xiii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 23,639,057 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 23,639,057 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) On May 17, 2013, 6,494 deferred stock units held by Dr. Rachesky vested and the Issuer elected to settle the deferred stock units in shares of Common Stock. On June 7, 2013, the Issuer granted to Dr. Rachesky 13,939 shares of Common Stock as a director fee. On June 7, 2013, the Issuer also granted to Dr. Rachesky 18,885 deferred stock units as a director fee. Each deferred stock unit represents the right to receive one share of Common Stock or cash equal to the market value of a share of Common Stock, at the Issuer’s option, upon vesting. The deferred stock units granted on June 7, 2013 vest in three equal annual installments beginning June 6, 2014.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Page 15 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 12, 2013, the Reporting Persons and certain of their affiliated entities (collectively, “MHR”), solely in their capacity as beneficial owners of shares of Common Stock, entered into a Voting Agreement with the Issuer and AT&T Inc. (“AT&T”) (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, MHR agreed, among other things, to vote the shares of Common Stock they beneficially own in favor of the merger agreement entered into by and among AT&T, the Issuer and the other parties thereto (the “Merger Agreement”) and against any alternative proposal. Additionally, MHR agreed that during the term of the Voting Agreement, it will not solicit, participate in discussions regarding, or knowingly facilitate, an alternative proposal. The Voting Agreement terminates on the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the closing of the transactions contemplated by the Merger Agreement, and (iii) the date the Merger Agreement is amended or waived in a manner that would (a) reduce the amount or change the form or composition of the merger consideration, (b) extend the termination date of the Merger Agreement (subject to certain exceptions) or (c) material and adversely impact MHR in its capacity as a stockholder of the Issuer.

The preceding paragraph is qualified in its entirety by reference to the terms of the Voting Agreement, a form of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Form of Voting Agreement, dated July 12, 2013, by and among the stockholders listed on Schedule I thereto, AT&T Inc. and the Issuer.

Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 15, 2013	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact

Page 17 of 17 Pages

Exhibit Index

Exhibit No.	Description

1	Form of Voting Agreement, dated July 12, 2013, by and among the stockholders listed on Schedule I thereto, AT&T Inc. and the Issuer.